October 17, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	SlideBelts Inc.

Draft Offering Statement on Form 1-A

Filed August 31, 2018

CIK No. 0001700895

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of September 25, 2018 regarding the Offering Statement of SlideBelts Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed August 31, 2018

Cover Page

1.	Please revise your description of the common stock here and in the summary to clarify that the class A common stock being offered is non-voting stock.

The Company has amended the description of the common stock on the Cover Page and the Summary as requested by the Staff.

Risk Factors, page 3

2.	We note the disclosure in the risk factor on page 7 regarding the potential Securities Act violation. Please disclose in greater detail how the offering may not have met the requirements of the Securities Act.

The Company has amended the disclosure of the risk factor on page 7 regarding the circumstances under which an argument may be made that a violation of the Securities Act has occurred as requested by the Staff.

Dilution, page 7

3.	We note your computations of net tangible book value prior to and after the offering appear to include intangible assets and deferred advertising costs. Please explain to us the basis for including these assets in your computations of net tangible book value or revise your disclosures as appropriate.

The Company has revised its computation of net tangible book value in response to Staff comments and has amended the disclosure included in the dilution table accordingly.

Plan of Distribution, page 10

4.	Please clarify the references to the Regulation A debt offering and the concurrent private placement in the last sentence on page 12.

The Company has amended the Offering Statement as requested by the Staff and has removed the reference to the Regulation A debt offering and concurrent private placement, as these statements were made in error.

Compensation of Directors and Executive Officers, page 25

5.	Please describe your stock incentive plan as required by Item 11(d) of Part II of Form 1-A or advise.

The Company has amended the Offering Statement as requested by the staff to describe the Company’s stock incentive plan as required by Item 11(d) of Part II of Form 1-A.

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Advertising Costs, page F-10

6.	We note that your deferred advertising costs have increased from $258 thousand to over $3.0 million as of December 31, 2017. Please tell us the attributes you considered and the persuasive evidence that you gathered in determining whether the response to your increased advertising spend will result in a similar increase in probable future economic benefits. Please refer to ASC 340-20-25-9.

According to ASC 340-20-25-9, “Demonstrating that direct-response advertising will result in future benefits requires persuasive evidence that its effects will be similar to the effects of responses to past direct-response advertising activities of the entity that resulted in future benefits. Such evidence shall include verifiable historical patterns of results for the entity. Attributes to consider in determining whether the responses will be similar include the following: a) The demographics of the audience; b) The method of advertising; c) The product; and d) The economic conditions.”

The Company’s deferred advertising costs consists only of direct-response advertising with consideration of the attributes as stipulated by ASC 340-20-25-9. These direct-response advertising efforts did not initiate fully until late 2016. As for 2017, these efforts were performed throughout the fiscal year. As such, this led to the increase in the deferred advertising costs balance from 2016 to 2017. Additional factors for this increase include consideration that a new product line will be released during 2018 and increased expenditures related to advertising, which increased approximately 200% from 2016 to 2017.

In determining whether the response to the Company’s advertising spend will result in a similar increase in probable future economic benefit, the Company considered its cost per acquisition, lifetime value, customer lifespan, and when, over that customer lifespan, the future economic benefit anticipated will be recognized. Through this calculation of probable future economic benefit, the Company concluded that the amount of deferred advertising costs is not impaired.

7.	We note your disclosure that future economic benefits are expected to be received from the deferred advertising costs over a period of 2.2 years based on historical results. Please tell us the historical results that you considered in determining this amortization period and any consideration you gave to the increase in advertising spend in fiscal 2017 in determining this estimate. In addition, please tell us how your presentation of the entire deferred advertising costs in current assets is appropriate and revise to disclose advertising expense for the periods presented as required by ASC 340-20-50-1.

In determining the 2.2 year amortization period, the Company considered its historical customer lifespan as well as applying management’s assumptions to more appropriately represent the customer lifespan of acquired customers moving forward. the Company did so by factoring newly implemented remarketing tactics of the Company and expansion of its apparel/accessories product lines that will extend the customer lifespan and lifetime value of those customers acquired within 2017. While an increase in spend does not have a direct relationship with customer lifespan, it does have a direct relationship with the number of customers acquired. Customer lifespan would be affected mainly by remarketing efforts, and the Company’s are immaterial in cost and time spent. Through the Company's research, it found that the typical retail customer lifespan generally ranges from 1 to 5 years. Hence, the Company believes its estimate of 2.2 years is reasonable.

Regarding the presentation of deferred advertising costs in current assets: according to ASC 340-20-50-1, “The notes to the financial statements shall disclose … b) A description of the direct-response advertising reported as asset (if any), the accounting policy for it, and the amortization period; c) the total amount charged to advertising expense for each income statement presented, with separate disclosure of amounts, if any, representing a write-down to net realizable value…” After further review, representing the entire deferred advertising costs in current assets is not appropriate and this has been revised. In addition, the following has been added to the Deferred Advertising Costs footnote: “Advertising expense during 2017 and 2016 was $1,327,283 and $1,902,253, respectively and is recorded as sales and marketing expense on the Statement of Operations. No expenses were related to a write-down of net realizable value of deferred advertising costs.”

Income Taxes, page F-10

8.	You state that the company will have net operating loss carryforwards of $2,294,397 and $134,249 as of December 31, 2017 and 2016 respectively however we note that you have recorded net income in both years. Please tell us how you have generated net operating loss carryforwards for each period. In addition, please tell us why you have not included any provision for income taxes in 2016 and 2017 and provide the disclosures required by ASC 740-10-50 as applicable.

Although the Company has recorded net income in 2016 and 2017, the Company was able to generate net operating loss carryforwards due to differences in accounting treatment for tax and book purposes primarily related to the recognition of direct-response advertising costs. For book purposes, such costs are capitalized and amortized over the period in which the future benefits are expected to be received; whereas for tax treatment, these costs are expensed directly in the period incurred. The amount of capitalized advertising costs as of December 31, 2017 and 2016 totaled $3,037,273 and $258,276, respectively. Upon review, the Company discovered that it should have recognized deferred tax liabilities for the temporary book-to-tax differences in the treatment of advertising costs, which resulted in the recording of a provision for income taxes for each year and recognition of the deferred tax liability on the balance sheet. The Company has likewise updated the footnotes to incorporate these changes and added additional disclosures, such as the deferred tax asset / deferred tax liability table in Note 2 Financial Statements as of December 31, 2017 and 2016 and for the years then ended.  Finally, the Company included a “Reclassification of Previously Issued Financial Statements” footnote to describe these and the other changes in response to the Staff’s comments.

Exhibits

9.	Please file your loan agreements with Shopify Capital, Amazon Capital and First US Credit Union, and your lease agreements as exhibits or advise why you believe such agreements are not required to be filed. See Item 17(3) and (6) of Part III of Form 1-A.

The Company has included the loan agreements with Shopify Capital, Amazon Capital and First US Credit Union, and the Company’s lease agreements as exhibits as requested by the Staff.

10.	We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. In this regard, please include disclosure about this provision in offering circular. Please also discuss the enforceability of this provision.

The Company has amended the Offering Statement as requested by the Staff to clarify whether the waiver of the right to a jury trial in the subscription agreement applies to claims made under the federal securities laws.

Thank you again for the opportunity to respond to your questions to the Offering Statement of SlideBelts Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Brigham Taylor

SlideBelts Inc.

4818 Golden Foothill Pkwy

El Dorado Hills, CA 95762